UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 7, 2025

OMNICOM GROUP INC.

(Exact Name of Registrant as Specified in its Charter)

New York	1-10551	13-1514814
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

280 Park Avenue, New York, NY	10017
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 415-3600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.15 per share	OMC	New York Stock Exchange
0.800% Senior Notes due 2027	OMC/27	New York Stock Exchange
1.400% Senior Notes due 2031	OMC/31	New York Stock Exchange
3.700% Senior Notes due 2032	OMC/32	New York Stock Exchange
2.250% Senior Notes due 2033	OMC/33	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, Omnicom Group Inc., a New York corporation (“Omnicom”), entered into an Agreement and Plan of Merger (the “merger agreement”), dated as of December 8, 2024, with The Interpublic Group of Companies, Inc., a Delaware corporation (“IPG”), and EXT Subsidiary Inc., a Delaware corporation and a direct wholly owned subsidiary of Omnicom (“Merger Sub”). The merger agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into IPG (the “merger”), with IPG continuing as the surviving corporation in the merger and a wholly owned subsidiary of Omnicom. The merger agreement was unanimously approved by the board of directors of each of Omnicom and IPG.

In connection with the merger, Omnicom filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Omnicom and IPG and a prospectus of Omnicom (as amended, the “joint proxy statement/prospectus”). The registration statement was declared effective on January 30, 2025, at which time Omnicom filed a final prospectus and IPG filed a definitive joint proxy statement. Omnicom and IPG commenced mailing of the definitive joint proxy statement/prospectus to their respective stockholders on or about January 30, 2025.

Each of Omnicom and IPG will hold a special meeting of stockholders on March 18, 2025 to consider certain proposals related to the merger agreement as further described in the joint proxy statement/prospectus.

Following the announcement of the merger agreement, as of the date of this Current Report on Form 8-K, three lawsuits concerning the merger have been filed (each, a “Lawsuit” and, collectively, the “Lawsuits”). The first Lawsuit, captioned Smith v. The Interpublic Group of Companies, Inc. et al. (Index No. 650994/2025), was filed by a purported stockholder of IPG in the Supreme Court of the State of New York for the County of New York on February 20, 2025. The second Lawsuit, captioned Clark v. The Interpublic Group of Companies, Inc. et al. (Index No. 650997/2025), was filed by a purported stockholder of IPG in the Supreme Court of the State of New York for the County of New York on February 20, 2025. The third Lawsuit, captioned Rosenthal v. Choksi et al. (Index No. 005208/2025), was filed by a purported stockholder of Omnicom in the Supreme Court of the State of New York for the County of Chemung on February 24, 2025. In addition, Omnicom and IPG have received demand letters from counsel representing purported individual stockholders of Omnicom and IPG, respectively (collectively, the “Demand Letters” and, together with the Lawsuits, the “Matters”). The Matters each generally allege, among other things, that the joint proxy statement/prospectus contains certain disclosure deficiencies and/or incomplete information regarding the merger.

Omnicom and IPG believe that the allegations asserted in the Matters are without merit and additional disclosures are not required or necessary under applicable laws. However, in order to avoid the risk that the Matters delay or otherwise adversely affect the merger, and to minimize the cost, risk and uncertainty inherent in litigation, and without admitting any liability or wrongdoing, Omnicom and IPG have agreed to voluntarily supplement the joint proxy statement/prospectus as described in this Current Report on Form 8-K. Omnicom and IPG deny that they have violated any laws or breached any duties to Omnicom’s stockholders or IPG’s stockholders, as applicable. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Omnicom and IPG specifically deny all allegations in the Matters that any additional disclosure was or is required.

The additional disclosures (the “supplemental disclosures”) in this Current Report on Form 8-K supplement the disclosures contained in the joint proxy statement/prospectus and should be read in conjunction with the disclosures contained in the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information set forth in the supplemental disclosures differs from or updates information contained in the joint proxy statement/prospectus, the information in this Current Report on Form 8-K shall supersede or supplement the information contained in the joint proxy statement/prospectus. Page references in the below disclosures are to the joint proxy statement/prospectus, and defined terms used but not defined herein shall have the meanings set forth in the joint proxy statement/prospectus. For clarity, new text within restated disclosures from the joint proxy statement/prospectus is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

The third full paragraph on page 67 under the section entitled “The Merger-Background of the Merger” is amended as follows:

In June 2024, Mr. Krakowsky and Mr. Wren discussed more actively exploring a potential business combination between IPG and Omnicom. During this time, Omnicom discussed with PJT Partners the potential engagement of PJT Partners as financial advisor to Omnicom in connection with its review and evaluation of a potential business combination transaction with IPG. On June 7, 2024, Omnicom entered a non-disclosure agreement with PJT Partners with respect to the potential engagement. PJT Partners also subsequently provided Omnicom with a customary relationship disclosure letter regarding investment banking and other financial services provided by PJT Partners to IPG and Omnicom as well as Mr. Mark Gerstein’s role as a senior advisor to PJT Partners, noting, as is customary, that the PJT Partners deal team had been instructed to only provide information to Mr. Gerstein in his capacity as a member of the Omnicom board. The Omnicom board thereafter discussed PJT Partners’ relationship disclosure letter, and it was noted that PJT Partners did not have a conflict of interest that would impair PJT Partners’ professional ability to act as Omnicom’s financial advisor in connection with the merger. Thereafter, Omnicom and PJT Partners entered into a customary indemnity letter, which was subsequently followed by entrance into a formal written engagement letter. Omnicom’s selection of PJT Partners was based on its qualifications, reputation, experience, expertise and knowledge of Omnicom and the company’s business and industry.

The hanging paragraph between pages 67-68 under the section entitled “The Merger-Background of the Merger” is amended as follows:

On July 18, 2024, a regularly scheduled meeting of the Omnicom board was held, with members of Omnicom’s executive management team and representatives of PJT Partners and Latham & Watkins LLP (“Latham”) in attendance, to discuss a potential business combination between IPG and Omnicom, pursuant to which Omnicom would acquire IPG in an all-stock merger. At the request of the Omnicom board, Omnicom’s executive management team reviewed IPG’s business and the strategic rationale for, and potential opportunities in connection with, a potential business combination with IPG, including the possible synergies that could be achieved in a transaction with IPG. Omnicom’s executive management team and representatives of PJT Partners reviewed IPG’s historical financial performance and the financial aspects of a potential business combination between IPG and Omnicom, based on publicly available information only. PJT Partners and the Omnicom board discussed using a fixed exchange ratio structure in the transaction, including the fact that a fixed exchange ratio would provide the parties with certainty of relative ownership and potential dilution caused by Omnicom’s issuance of additional shares of its capital stock in connection with the merger. A representative of Latham then discussed certain regulatory and other legal considerations with respect to a potential transaction. The Omnicom board discussed the fact that Mr. Gerstein, a member of the Omnicom board, serves as a senior advisor to PJT Partners and is a retired partner of Latham. Mr. Gerstein confirmed that he would act solely as a director of Omnicom in connection with its consideration of such transaction and would not be involved in the potential transaction in his capacity as a senior advisor to PJT Partners and that he would not receive compensation from PJT Partners in connection with PJT Partners’ engagement. In connection with the potential business combination with IPG, the Omnicom board formed a transaction committee (the “Omnicom transaction committee”) consisting of Ms. Mary Choksi, Ms. Gracia Martore, Ms. Deborah Kissire and Mr. Leonard Coleman to review, evaluate, assist with the negotiations of, and make recommendations to the Omnicom board with respect to, any potential transaction. The Omnicom transaction committee was comprised entirely of independent directors who did not have a material conflict of interest, are chairs of Omnicom regular board committees and have the relevant professional backgrounds to ensure an unbiased evaluation of the potential transaction. The Omnicom board retained full authority with respect to the approval and recommendation of any potential transaction.

The second full paragraph on page 69 under the section entitled “The Merger-Background of the Merger” is amended as follows:

On September 9, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to review Mr. Wren’s discussions with Mr. Krakowsky and to discuss whether to submit a non-binding written proposal to IPG with respect to a potential business combination. Mr. Wren noted that Mr. Krakowsky informed him that the IPG board understood the strategic rationale for a business combination between IPG and Omnicom and a stock-for-stock deal, but was unlikely to support a deal without a premium for IPG’s stockholders. At the request of the Omnicom transaction committee, members of Omnicom’s executive management team and representatives of PJT Partners reviewed recent developments regarding IPG’s business, the relative stock price performance of Omnicom and IPG and the potential impact of these developments on the other aspects of a potential business combination between IPG and Omnicom. The Omnicom transaction committee discussed the potential exchange ratios to be considered for a revised proposal to IPG, as well as a governance proposal to add two directors designated by IPG to the Omnicom board and to appoint Mr. Krakowsky as co-president and co-chief operating officer of Omnicom to serve alongside Omnicom’s current president and chief operating officer. It was noted that Omnicom’s executive management team and PJT Partners would periodically update the transaction committee and the Omnicom board on the relative stock price performance of Omnicom and IPG to facilitate the continued assessment of the exchange ratio. After such discussion, the Omnicom transaction committee authorized Omnicom’s executive management team to prepare a non-binding written proposal to IPG on the terms discussed at the meeting.

The third full paragraph on page 70 under the section entitled “The Merger-Background of the Merger” is amended as follows:

From September 20, 2024 until October 5, 2024, IPG’s executive management team prepared a preliminary long-range standalone plan described in the section entitled “Certain Unaudited Prospective Financial Information Prepared by IPG,” which it provided to representatives of Morgan Stanley on October 5, 2024 and presented to the IPG board on October 8, 2024. These projections, referred to as the “IPG Projections” on page 119 of this joint proxy statement/prospectus, were also used in Morgan Stanley’s financial analyses.

The hanging paragraph between pages 85-86 under the section entitled “The Merger-Opinion of PJT Partners LP, Omnicom’s Financial Advisor” is amended as follows:

The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the Omnicom board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by PJT Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Omnicom, IPG or any other parties to the merger. None of Omnicom, IPG, PJT Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. The financial analyses summarized below were based on the Omnicom Projections for Omnicom, the Omnicom Projections for IPG, the Omnicom Synergies Estimates and other financial information prepared and furnished to PJT Partners by or on behalf of the management of Omnicom, and used at the direction of the management of Omnicom and approved for PJT Partners’ use by the Omnicom board in connection with preparing its opinion. The following summary does not purport to be a complete description of the financial analyses performed by PJT Partners. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed for IPG and Omnicom as of December 6, 2024 (which was the last trading day for shares of Omnicom common stock and IPG common stock prior to the date of delivery of PJT Partners’ opinion), and is not necessarily indicative of current or future market conditions. The underlying fully diluted share count of approximately 201 million for Omnicom, calculated using the treasury stock method, as of December 4, 2024 was provided by, and used at the direction of, Omnicom management and approved for PJT Partners’ use by the Omnicom board in connection with preparing its opinion. The underlying fully diluted share count of approximately 380 million for IPG, calculated using the treasury stock method, as of December 4, 2024 was provided by IPG management, used at the direction of Omnicom management and approved for PJT Partners’ use by Omnicom in connection with preparing its opinion. Except as provided in “Has/Gets’ Analysis” below, all of the per share dollar amounts set forth in the summary below have been rounded to the nearest $0.05.

The first paragraph on page 102 under the section entitled “The Merger-Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor-Ownership Implied by Public Trading Comparables Analysis” is amended as follows:

Morgan Stanley then calculated the range of IPG’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of shares of IPG common stock, as of December 4, 2024 (approximately 380 million), as provided by IPG management and calculated using the treasury stock method, with the low end and the high end of each implied exchange ratio range set out above, and then (ii) calculating the contribution of the resulting number of shares of IPG common stock to the sum of (a) such resulting number of shares of IPG common stock and (b) the fully diluted number of shares of Omnicom common stock, as of December 4, 2024 (approximately 201 million), as provided by Omnicom management and calculated using the treasury stock method.

The fifth paragraph on page 105 under the section entitled “The Merger-Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor-IPG Discounted Cash Flow Analysis” is amended as follows:

The resulting aggregate present value was then adjusted for net debt of IPG as of September 30, 2024 of approximately $1.442 billion, based on IPG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, to derive the implied equity value. To calculate the implied per share equity value, Morgan Stanley then divided the implied equity value by the number of fully diluted shares of IPG common stock outstanding as of December 4, 2024 (approximately 380 million), as provided by IPG management.

The second paragraph on page 106 under the section entitled “The Merger-Omnicom Discounted Cash Flow Analysis” is amended as follows:

The resulting aggregate present value was then adjusted for net debt of Omnicom as of September 30, 2024 of approximately $3.453 billion, based on Omnicom’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, to derive the implied equity value. To calculate the implied per share equity value, Morgan Stanley then divided the implied equity value by the number of fully diluted shares of Omnicom common stock outstanding as of December 4, 2024 (approximately 201 million), as provided by Omnicom management.

The following table is added after the first paragraph on page 108 under the section entitled “The Merger-Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor-Analysts Price Targets”:

The price targets were as indicated in the following table:

Analyst	IPG Price Target	Omnicom Price Target
A	$35.00	$89.00
B	$39.00	$112.00
C	$35.00	$103.00
D	$32.00	$103.00
E	$33.00	$107.00
F	$35.00	$120.00
G	$35.00	$121.00
H	$32.50	$118.80
I	$32.00	$119.00
J	$32.00	$121.00
K	$31.00	$120.00
L	$26.00	$110.00
M	$27.00	$115.00
N	$29.00	$124.00
O	$27.50	$130.00
P	$30.00	—

The last full paragraph on page 108 under the section entitled “The Merger-Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor-Analysts Price Targets” is amended as follows:

Morgan Stanley then calculated the range of IPG’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of shares of IPG common stock, as of December 4, 2024 (approximately 380 million), as provided by IPG management and calculated using the treasury stock method, with the low end and with the high end of each implied exchange ratio range set out above, and then (ii) calculating the contribution of the resulting number of shares of IPG common stock to the sum of (a) such resulting number of shares of IPG common stock and (b) the fully diluted number of shares of Omnicom common stock, as of December 4, 2024 (approximately 201 million), as provided by Omnicom management and calculated using the treasury stock method.

The table on page 109 under the section entitled “The Merger-Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor-Precedent Transaction Analysis” is amended as follows:

The selected transaction for Morgan Stanley’s analysis, together with its multiple, was:

Announced Date	Selected Transaction (Target / Acquiror)	AV	Av / LTM Adjusted EBITDA
7/28/2013	Omnicom Group, Inc. / Publicis Groupe S.A.	$20.4 billion	9.6x

The table on page 119 under the section entitled “The Merger-Certain Unaudited Prospective Financial Information Prepared by IPG-Summary of IPG Projections” is amended as follows:

The following table summarizes the IPG Projections:

($ in millions)(1)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	$9,202	$8,858	$9,207	$9,586	$9,983	$10,356	$10,746	$11,101	$11,466	$11,846	$12,239
Adjusted EBITDA(2)	$1,707	$1,647	$1,806	$1,972	$2,110	$2,203	$2,294	$2,375	$2,469	$2,569	$2,641
Adjusted EBITA(3)	$1,527	$1,467	$1,626	$1,792	$1,925	$2,011	$2,095	$2,169	$2,257	$2,349	$2,414
Adjusted Earnings Per Share(4)	$2.82	$2.73	$3.10	$3.47	$3.78	$3.99	$4.21	$4.41	$4.64	$4.89	$5.08
Unlevered Free Cash Flow(5)	$895	$997	$1,160	$1,286	$1,386	$1,449	$1,511	$1,565	$1,630	$1,698	$1,745
Levered Free Cash Flow(6)	$966	$998	$1,164	$1,282	$1,378	$1,441	$1,503	$1,557	$1,622	$1,690	$1,737

(1)	Other than per share amounts related to Adjusted Earnings Per Share.
(2)

Adjusted EBITDA means net income available to common stockholders before provision for income taxes, total (expenses) and other income, equity in net loss of unconsolidated affiliates, net income attributable to non-controlling interests, amortization of acquired intangibles, impairment of goodwill, restructuring charges and depreciation. Adjusted EBITA is burdened by stock-based compensation and shown post-restructuring savings.

(3)

Adjusted EBITA means net income available to common stockholders before provision for income taxes, total (expenses) and other income, equity in net loss of unconsolidated affiliates, net income attributable to non-controlling interests, amortization of acquired intangibles, impairment of goodwill and restructuring charges. Adjusted EBITA is burdened by stock-based compensation and shown post-restructuring savings.

(4)	Adjusted Earnings Per Share is earnings per share adjusted for amortization of acquired intangibles, restructuring charges and other adjustments.
(5)

Unlevered free cash flow is defined as Adjusted EBITDA (i) minus unlevered cash taxes, (ii) minus cash used in acquisitions, (iii) minus capital expenditures, (iv) plus restructuring charges, (v) plus or minus changes net working capital.

(6)	Levered free cash flow is defined as Adjusted EBITDA (i) plus stock-based compensation, (ii) minus net interest expense, taxes, changes in net working capital and capital expenditures.

The first and second full paragraphs on page 120 under the section entitled “The Merger-Interests of Omnicom Directors and Executive Officers in the Merger” are amended as follows:

In considering the recommendation of the Omnicom board that Omnicom stockholders adopt the Omnicom issuance proposal, Omnicom stockholders should be aware that the executive officers and directors of Omnicom have certain interests in the merger and related transactions that may be in addition to, or different from, their interests as Omnicom stockholders. These interests may create the appearance of conflicts of interest. The Omnicom board was aware of these potential conflicts of interest during its deliberations on the merits of the transactions contemplated by the merger agreement and in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement. The Omnicom board also considered the fact that Mr. Gerstein, a member of the Omnicom board, serves as a senior advisor to PJT Partners and is a retired partner of Latham. As previously disclosed in PJT Partners’ relationship disclosure letter, Mr. Gerstein confirmed that he would act solely as a director of Omnicom in connection with its consideration of a potential transaction and would not be involved in any potential transaction in his capacity as a senior advisor to PJT Partners. Mr. Gerstein also confirmed that he would not receive compensation from PJT Partners in connection with PJT Partners’ engagement.

Each of the current members of the Omnicom board will continue as a director of the Omnicom board following the closing of the merger. Additionally, Omnicom expects that all of Omnicom’s current executive officers will remain executive officers of Omnicom following the closing of the merger. The Omnicom board, anticipating any actual or potential conflicts of interest, formed the Omnicom transaction committee ~~Transaction Committee~~ to direct and oversee the negotiation of any transaction terms. Mses. Choksi, Martore and Kissire and Mr. Coleman were selected for the Omnicom transaction committee based on their relevant experience and qualifications to serve on such a committee, the fact that they did not have a material conflict of interest, and their respective roles as a chair of an Omnicom regular board committee.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

These supplemental disclosures, as well as the joint proxy statement/prospectus and the documents to which Omnicom and IPG refer you in the joint proxy statement/prospectus, include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in these supplemental disclosures, including those that address activities, events or developments that Omnicom or IPG expects, believes or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “continue,” “could,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “potential,” “predict,” “project,” “would” or the negative thereof and similar expressions. No assurances can be given that the forward-looking statements contained in these supplemental disclosures will occur as projected and actual results may differ materially from those included in these supplemental disclosures. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those included in these supplemental disclosures. These risks and uncertainties include, without limitation:

•	the ability to obtain the requisite Omnicom and/or IPG stockholder approvals;

•

the risk that Omnicom or IPG may be unable to obtain governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger);

•	the risk that an event, change or other circumstance could result in the termination of the merger;

•	the risk that a condition to closing of the merger may not be satisfied;

•	the risk of delays in completing the merger;

•	the risk that the merger may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code as intended;

•	the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected;

•	the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected;

•	the risk that any announcement or news coverage relating to the merger could have adverse effects on the market price of Omnicom common stock or IPG common stock;

•	the risk of litigation related to the merger;

•	the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;

•	the risk that management’s time spent on the merger and integration may reduce their availability for ongoing business operations and opportunities;

•	the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger;

•	the dilution caused by Omnicom’s issuance of additional shares of its capital stock in connection with the merger;

•	adverse economic conditions or a deterioration or disruption in the credit markets;

•	the risk of losses on media purchases and production costs;

•	risks related to reductions in spending from Omnicom or IPG clients or a slowdown in payments by such clients;

•	risks related to each company’s ability to attract new clients and retain existing clients;

•	changes in client advertising, marketing, and corporate communications requirements;

•	risks related to the inability to manage potential conflicts of interest between or among clients of each company;

•	unanticipated changes related to competitive factors in the advertising, marketing, and corporate communications industries;

•	unanticipated changes related to, or an inability to hire and retain, key personnel at either company;

•	currency exchange rate fluctuations;

•	risks related to reliance on information technology systems and risks related to cybersecurity incidents;

•	risks and challenges presented by utilizing artificial intelligence technologies and related partnerships;

•	changes in legislation or governmental regulations;

•	risks associated with assumptions made in connection with critical accounting estimates and legal proceedings;

•	risks related to international operations, including currency repatriation restrictions, social or political conditions and regulatory environment;

•	risks related to environmental, social, and governance goals and initiatives; and

•	other risks inherent in Omnicom’s and IPG’s businesses.

All of the forward-looking statements Omnicom and IPG make in or in connection with these supplemental disclosures are qualified by the information contained or incorporated by reference in the joint proxy statement/prospectus. For additional information, see the sections entitled “Risk Factors” and “Where You Can Find More Information” beginning on pages 32 and 197, respectively, of the joint proxy statement/prospectus.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Omnicom nor IPG undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This report is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Omnicom and IPG have filed a joint proxy statement with the SEC on January 17, 2025, and Omnicom has filed with the SEC a registration statement on Form S-4 on January 17, 2025 (File No.333-284358) (as amended, “Form S-4” or the“registration statement”) that includes the joint proxy statement of Omnicom and IPG and a prospectus of Omnicom. Each of Omnicom and IPG may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Omnicom or IPG may file with the SEC. The definitive joint proxy statement/prospectus has been mailed to stockholders of Omnicom and IPG.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, IPG AND THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain free copies of the registration statement, joint proxy statement/prospectus and other documents containing important information about Omnicom, IPG and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus and other documents filed with the SEC by Omnicom may be obtained free of charge on Omnicom’s website at https://investor.omnicomgroup.com/financials/sec-filings/default.aspx or, alternatively, by directing a request by mail to Omnicom’s Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017. Copies of the registration statement, joint proxy statement/prospectus and other documents filed with the SEC by IPG may be obtained free of charge on IPG’s website at https://investors.interpublic.com/sec-filings/financial-reports or, alternatively, by directing a request by mail to IPG’s Corporate Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, NY 10022, Attention: SVP & Secretary.

PARTICIPANTS IN THE SOLICITATION

Omnicom, IPG and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Omnicom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2024, including under the heading “Information About Our Executive Officers,” and proxy statement for Omnicom’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, including under the headings “Executive Compensation,” “Omnicom Board of Directors,” “Directors’ Compensation for Fiscal Year 2023” and “Stock Ownership Information.” To the extent holdings of Omnicom common stock by the directors and executive officers of Omnicom have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Omnicom’s directors and executive officers with the SEC. Information about the directors and executive officers of IPG, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in IPG’s Annual Report on Form 10-K for the year ended December 31, 2024, including under the heading “Executive Officers of the Registrant,” and proxy statement for IPG’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2024, including under the headings “Board Composition,” “Non-Management Director Compensation,” “Executive Compensation” and “Outstanding Shares and Ownership of Common Stock.” To the extent holdings of IPG common stock by the directors and executive officers of IPG have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Forms 3, Forms 4 or Forms 5, subsequently filed by IPG’s directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Omnicom or IPG using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Omnicom Group Inc.

	By:	/s/ Louis F. Januzzi
	Name:	Louis F. Januzzi
	Title:	Senior Vice President, General Counsel and Secretary

Date: March 7, 2025